Exhibit 17.1

January 31, 2017

TCP International Holdings Ltd.
Alte Steinhauserstrasse 1
6330 Cham, Switzerland

Re: Resignation

To the Board of Directors:
Reference is made to TCP International Holdings Ltd., a Switzerland corporation ("TCPI", and together with all of TCPI's direct and indirect subsidiaries (collectively, the "Affiliates").
The undersigned hereby resigns as (i) a director of TCPI, (ii) an officer of TCPI, (iii) a director or an officer of each of the Affiliates, such resignation to be effective immediately and automatically and without any further action by TCPI or the Affiliates, including, without limitation, as a director of TCPI or any of the Affiliates, as an officer of TCPI or the Affiliates, and as Chairman of the Board of TCPI or the Affiliates.

/s/ Ellis Yan
Ellis Yan